Richardson Electronics, Ltd. 10-Q

Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2340	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL 2016 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

The Company Continues to Invest in Long Term Growth and Improved Profitability

LaFox, IL, April 6, 2016: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its third quarter ended February 27, 2016. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Net sales for the third quarter of fiscal 2016 were $31.3 million, a 6.5% decrease, compared to net sales of $33.5 million in the prior year. The sales decrease primarily reflects declines in the PMT business due to uncontrollable delays in shipping backlog, and in Canvys. The decline was partially offset by a 52.5% increase in the Healthcare business, which includes net sales for International Medical Equipment Systems (“IMES”), acquired early this fiscal year. Gross margin was $9.8 million, or 31.2% of net sales during the third quarter of fiscal 2016, flat to $9.8 million, or 29.3% of net sales during the third quarter of fiscal 2015. Margin improved as a percent of sales primarily due to higher margins associated with the sale of diagnostic imaging replacement parts in the Healthcare business.

Operating expenses decreased slightly to $12.5 million for the third quarter of fiscal 2016, compared to $12.6 million for the third quarter of fiscal 2015. The $0.1 million decrease in expenses is due to decreases in IT costs, partially offset by increases in expenses related to IMES and continued investments in the Company’s long term growth strategy.

As a result, operating loss for the third quarter of fiscal 2016 was $2.7 million, flat as compared to the prior year’s third quarter.

Other expense for the third quarter of fiscal 2016, including foreign exchange, was $0.1 million, compared to $0.5 million in other income in the third quarter of fiscal 2015.

The income tax provision of $0.1 million during the third quarter of fiscal 2016 reflects the provision for estimated foreign taxes as well as the valuation allowance recorded against the net operating loss in the U.S.

Net loss for the third quarter of fiscal 2016 was $2.9 million, compared to net loss of $2.2 million during the third quarter of last year.

FINANCIAL SUMMARY – NINE MONTHS ENDED FEBRUARY 27, 2016

•      Net sales for the first nine months of fiscal 2016 were $102.4 million, an increase of 0.4%, compared to net sales of $102.0 million during the first nine months of fiscal 2015. Net sales for the first nine months of fiscal 2016 have been negatively impacted by unfavorable exchange rates in both Europe and Brazil.

•      Gross margin increased to $31.4 million, or 30.7% of net sales during the first nine months of fiscal 2016, compared to $30.9 million, or 30.3% of net sales from the first nine months of fiscal 2015.

•      Selling, general, and administrative expenses increased to $37.9 million, or 37.0% of net sales for the first nine months of fiscal 2016, compared to $36.4 million, or 35.6% of net sales, for the first nine months of fiscal 2015. The majority of the increase supports the Company’s investment in Richardson Healthcare and its long term growth initiatives partially offset by a decline in IT support and other administrative costs.

•       Operating loss during the first nine months of fiscal 2016 was $6.2 million, compared to operating loss of $5.4 million during the first nine months of fiscal 2015.

•       Net loss for the first nine months of fiscal 2016 was $6.6 million, compared to net loss of $3.3 million during the first nine months of fiscal 2015.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on May 24, 2016, to common stockholders of record on May 10, 2016.

Cash and investments at the end of the third quarter of fiscal 2016 were $71.5 million. During the third quarter of fiscal 2016, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases and currently has 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“As we begin to close out our fiscal year 2016, we recognize the significant investments that have been made to implement our long term growth strategy and remain focused on growing sales within all of our businesses. We believe our investments in Richardson Healthcare will help provide long term growth and profitability. Our backlog in PMT, including our power conversion business continues to increase and we have several large orders we expect to ship during our fourth quarter,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “We remain focused on top line growth, while we carefully manage our expenses and investments in working capital,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, April 7, 2016, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company's third quarter results for fiscal 2016. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 92903258 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CT on April 8, 2016, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 88120014.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’ business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’ Annual Report on Form 10-K filed on July 28, 2015. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value displays, flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	February 27, 2016	May 30, 2015
Assets
Current assets:
Cash and cash equivalents	$60,205	$74,535
Accounts receivable, less allowance of $362 and $283	20,881	20,753
Inventories, net	45,533	38,769
Prepaid expenses and other assets	2,143	1,696
Deferred income taxes	792	804
Income tax receivable	78	929
Investments - current	3,537	23,692
Total current assets	133,169	161,178
Non-current assets:
Property, plant and equipment, net	11,624	10,081
Goodwill	6,332	—
Intangible assets, net	3,897	743
Non-current deferred income taxes	1,198	1,443
Investments - non-current	7,772	11,549
Total non-current assets	30,823	23,816
Total assets	$163,992	$184,994
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	12,732	15,768
Accrued liabilities	8,053	10,144
Total current liabilities	20,785	25,912
Non-current liabilities:
Non-current deferred income tax liabilities	1,170	1,209
Other non-current liabilities	831	1,221
Total non-current liabilities	2,001	2,430
Total liabilities	22,786	28,342
Stockholders’ equity
Common stock, $0.05 par value; issued 10,703 shares at February 27, 2016, and 11,530 shares at May 30, 2015	535	577
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,141 shares at February 27, 2016, and at May 30, 2015	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	58,775	63,252
Common stock in treasury, at cost, no shares at February 27, 2016, and at May 30, 2015	—	—
Retained earnings	80,205	89,141
Accumulated other comprehensive income	1,584	3,575
Total stockholders’ equity	141,206	156,652
Total liabilities and stockholders’ equity	$163,992	$184,994

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Loss
(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	February 27, 2016	February 28, 2015	February 27, 2016	February 28, 2015
Statements of Comprehensive Loss
Net sales	$31,291	$33,471	$102,448	$102,011
Cost of sales	21,541	23,671	71,001	71,091
Gross profit	9,750	9,800	31,447	30,920
Selling, general, and administrative expenses	12,471	12,563	37,938	36,366
Gain on disposal of assets	—	(14)	(244)	(5)
Operating loss	(2,721)	(2,749)	(6,247)	(5,441)
Other (income) expense:
Investment/interest income	(131)	(239)	(433)	(744)
Foreign exchange (gain) loss	265	(275)	108	(285)
Other, net	(40)	(6)	(53)	(22)
Total other (income) expense	94	(520)	(378)	(1,051)
Loss from continuing operations before income taxes	(2,815)	(2,229)	(5,869)	(4,390)
Income tax provision (benefit)	111	(31)	742	(965)
Loss from continuing operations	(2,926)	(2,198)	(6,611)	(3,425)
Income from discontinued operations, net of tax	—	—	—	87
Net loss	(2,926)	(2,198)	(6,611)	(3,338)
Foreign currency translation gain (loss), net of tax	240	(2,188)	(1,912)	(6,149)
Fair value adjustments on investments gain (loss)	(47)	5	(79)	30
Comprehensive loss	$(2,733)	$(4,381)	$(8,602)	$(9,457)
Net income (loss) per Common share - Basic:
Loss from continuing operations	$(0.23)	$(0.16)	$(0.51)	$(0.25)
Income from discontinued operations	—	—	—	0.01
Total loss per Common share - Basic:	$(0.23)	$(0.16)	$(0.51)	$(0.24)
Net income (loss) per Class B common share - Basic:
Loss from continuing operations	$(0.21)	$(0.15)	$(0.46)	$(0.22)
Income from discontinued operations	—	—	—	0.01
Total loss per Class B common share - Basic:	$(0.21)	$(0.15)	$(0.46)	$(0.21)
Net income (loss) per Common share - Diluted:
Loss from continuing operations	$(0.23)	$(0.16)	$(0.51)	$(0.25)
Income from discontinued operations	—	—	—	0.01
Total loss per Common share - Diluted:	$(0.23)	$(0.16)	$(0.51)	$(0.24)
Net income (loss) per Class B common share - Diluted:
Loss from continuing operations	$(0.21)	$(0.15)	$(0.46)	$(0.22)
Income from discontinued operations	—	—	—	0.01
Total loss per Class B common share - Diluted:	$(0.21)	$(0.15)	$(0.46)	$(0.21)
Weighted average number of shares:
Common shares - Basic	10,701	11,604	10,976	11,733
Class B common shares - Basic	2,141	2,141	2,141	2,154
Common shares - Diluted	12,842	13,745	13,117	13,887
Class B common shares - Diluted	2,141	2,141	2,141	2,154
Dividends per common share	$0.060	$0.060	$0.180	$0.180
Dividends per Class B common share	$0.054	$0.054	$0.162	$0.162

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Nine Months Ended
	February 27, 2016	February 28, 2015	February 27, 2016	February 28, 2015
Operating activities:
Net loss	$(2,926)	$(2,198)	$(6,611)	$(3,338)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	583	418	1,865	1,227
Loss (gain) on sale of investments	21	(6)	2	(15)
Gain on disposal of assets	—	(4)	(244)	(30)
Share-based compensation expense	119	143	434	529
Deferred income taxes	(82)	(498)	173	(665)
Change in assets and liabilities, net of effect of acquired business:
Accounts receivable	282	(2,361)	311	(2,655)
Income tax receivable	187	—	851	2,888
Inventories, net	(2,164)	(105)	(5,636)	(4,366)
Prepaid expenses and other assets	1	176	(443)	(727)
Accounts payable	(986)	(1,878)	(2,976)	(389)
Accrued liabilities	(871)	632	(2,071)	(469)
Long-term liabilities-accrued pension	—	—	(465)	—
Other	125	(25)	256	(32)
Net cash used in operating activities	(5,711)	(5,706)	(14,554)	(8,042)
Investing activities:
Cash consideration paid for acquired business	—	—	(12,209)	—
Capital expenditures	(1,267)	(1,314)	(3,043)	(3,250)
Proceeds from sales of assets	—	—	402	—
Proceeds from maturity of investments	—	750	25,584	31,957
Purchases of investments	—	(750)	(2,151)	(34,093)
Proceeds from sales of available-for-sale securities	106	112	250	186
Purchases of available-for-sale securities	(106)	(112)	(250)	(186)
Other	(49)	(98)	(17)	(128)
Net cash provided by (used in) investing activities	(1,316)	(1,412)	8,566	(5,514)
Financing activities:
Repurchase of common stock	—	(1,305)	(5,015)	(3,945)
Proceeds from issuance of common stock	21	13	142	301
Cash dividends paid	(758)	(808)	(2,321)	(2,453)
Other	—	2	(4)	—
Net cash used in financing activities	(737)	(2,098)	(7,198)	(6,097)
Effect of exchange rate changes on cash and cash equivalents	106	(2,272)	(1,144)	(4,701)
Decrease in cash and cash equivalents	(7,658)	(11,488)	(14,330)	(24,354)
Cash and cash equivalents at beginning of period	67,863	89,886	74,535	102,752
Cash and cash equivalents at end of period	$60,205	$78,398	$60,205	$78,398

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Third quarter and First Nine Months of Fiscal 2016 and Fiscal 2015

(in thousands)

By Strategic Business Unit:

Net Sales	Q3 FY 2016		Q3 FY 2015	% Change
PMT	$23,008		$25,207	-8.7%
Canvys	5,190		6,236	-16.8%
Healthcare	3,093		2,028	52.5%
Total	$31,291		$33,471	-6.5%

	YTD FY 2016		YTD FY 2015	% Change
PMT	$75,365		$79,432	-5.1%
Canvys	17,773		18,110	-1.9%
Healthcare	9,310		4,469	108.3%
Total	$102,448		$102,011	0.4%

Gross Profit	Q3 FY 2016	% of Net Sales	Q3 FY 2015	% of Net Sales
PMT	$7,140	31.0%	$7,680	30.5%
Canvys	1,204	23.2%	1,621	26.0%
Healthcare	1,406	45.5%	499	24.6%
Total	$9,750	31.2%	$9,800	29.3%

	YTD FY 2016	% of Net Sales	YTD FY 2015	% of Net Sales
PMT	$22,793	30.2%	$24,904	31.4%
Canvys	4,439	25.0%	4,929	27.2%
Healthcare	4,215	45.3%	1,087	24.3%
Total	$31,447	30.7%	$30,920	30.3%